EXHIBIT 99.1










                    Banro Corporation

                    Consolidated Financial Statements
                    For the years ended December 31, 2003 and 2002 (Expressed in U.S. dollars)

                                Banro Corporation
                                Consolidated Financial Statements
                                For the years ended December 31, 2003 and 2002 (Expressed in U.S. dollars)







                                                                        Contents
================================================================================


Auditors' Report                                                               2

Consolidated Financial Statements

     Balance Sheets                                                            3

     Statements of Operations and Deficit                                      4

     Statements of Cash Flows                                                  5

     Summary of Significant Accounting Policies                              6-8

     Notes to Financial Statements                                          9-21

================================================================================

                                Auditors' Report

--------------------------------------------------------------------------------


To the Shareholders of
Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



(Signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
February 26, 2004 (Except for Note 13, which is as at March 30, 2004)

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================================================================================

                                                               Banro Corporation
                                                     Consolidated Balance Sheets
                                                     (Expressed in U.S. dollars)


December 31                                               2003              2002
--------------------------------------------------------------------------------

Assets

Current
     Cash                                         $    938,930     $  1,228,005
     Accounts receivable and prepaid expenses           12,495           40,571
     Amounts due from related parties (Note 7)          50,596          317,108
                                                  ------------------------------

                                                     1,002,021        1,585,684
Note receivable (Note 2)                               216,320          208,000
Investments (Note 3)                                 1,014,939          930,673
Property, plant and equipment (Note 4)                 142,456          111,619
Deferred exploration expenditures (Note 5)             322,690              -
                                                  ------------------------------

                                                  $  2,698,426     $  2,835,976
================================================================================

Liabilities and Shareholders' Equity

Current
     Accounts payable                             $     40,953     $     80,902
     Amount due to related party                             -            4,912
                                                  ------------------------------

                                                        40,953           85,814
                                                  ------------------------------

Shareholders' equity
     Share capital (Note 6)                         39,469,888       39,173,793
     Contributed surplus (Note 6)                      502,014           29,816
     Deficit                                       (37,314,429)     (36,453,447)
                                                  ------------------------------

                                                     2,657,473        2,750,162
                                                  ------------------------------

                                                  $  2,698,426    $   2,835,976
================================================================================
On behalf of the Board


(Signed) Arnold T. Kondrat  Director
--------------------------

(Signed) Richard J. Lachcik Director
--------------------------

================================================================================

                                                               Banro Corporation
                                Consolidated Statements of Operation and Deficit
                                                     (Expressed in U.S. dollars)


For the years ended December 31                           2003              2002
--------------------------------------------------------------------------------

Expenses
     Professional fees                            $    155,293    $     234,588
     Consulting fees                                   258,412          356,458
     Office and sundry                                 121,278          127,515
     Salary                                            272,604          185,175
     Employee stock based compensation                 378,724                -
     Travel and promotion                              175,894          262,340
     Shareholder relations                              39,761           83,115
     Management fees                                    34,256           10,286
     Interest and bank charges                           3,770            2,532
     Accounting and secretarial fees                       919              818
     Amortization                                       44,031           49,857
     Foreign exchange loss (gain)                     (356,141)          55,028
                                                  ------------------------------

                                                    (1,128,801)      (1,367,712)
Interest income                                         28,543           29,461
                                                  ------------------------------

Loss from operations                                (1,100,258)      (1,338,251)

Share of equity loss of BRC Development               (116,731)         (56,821)
Loss on dilution of interest in BRC Development         (2,899)               -
Loss on disposition of capital asset                         -          (10,646)
Loss on deconsolidation of Sakima (Note 1)              (2,551)               -
Recovery of legal fees from lawsuit (Note 10)          361,457                -
                                                  ------------------------------

Net loss for the year                                 (860,982)      (1,405,718)

Deficit, beginning of year                         (36,453,447)     (35,047,729)
                                                  ------------------------------

Deficit, end of year                              $(37,314,429)   $ (36,453,447)
================================================================================

Loss per share (Note 6(e))                        $      (0.09)   $       (0.15)

================================================================================

                                                               Banro Corporation
                                           Consolidated Statements of Cash Flows
                                                     (Expressed in U.S. dollars)


For the years ended December 31                           2003              2002
--------------------------------------------------------------------------------

Cash provided by (used in)

Operating activities
     Net loss for the period                      $  (860,982)    $  (1,405,718)
     Adjustments to reconcile loss to net cash
        provided by operating activities
          Unrealized foreign exchange gain           (110,854)           (8,791)
          Share of equity loss                        116,731            56,821
          Loss on dilution of interest                  2,899                 -
          Value of options issued (Note 6(d))         472,198            33,705
          Amortization                                 44,031            49,857
          Loss on disposition of capital assets             -            10,646
          Accrued interest on notes receivable         (8,320)           (8,000)
            Changes in non-cash working capital
               balances
            Accounts receivable and prepaid expenses   28,980           276,262
            Accounts payable                          (42,912)         (301,248)
                                                  ------------------------------

                                                     (358,229)       (1,296,466)
                                                  ------------------------------
Investing activities
     Acquisition of property, plant and equipment     (79,467)          (22,232)
     Disposition of property, plant and equipment           -            21,960
     Proceeds on amount due from BRC Development      189,574          (547,764)
     Deferred exploration expenditures               (318,091)                -
                                                  ------------------------------

                                                     (207,984)         (548,036)
                                                  ------------------------------
Financing activities
     Due to/from related parties                      (84,004)         (120,794)
     Common shares and warrants issued for cash       296,095         3,173,191
                                                  ------------------------------

                                                      212,091         3,052,397
                                                  ------------------------------

Foreign exchange gain on cash held in
 foreign currency                                      65,047             5,573
                                                  ------------------------------

Net increase (decrease) in cash during the year      (289,075)        1,213,468

Cash, beginning of year                             1,228,005            14,537
                                                  ------------------------------

Cash, end of year                                 $   938,930     $   1,228,005
================================================================================

================================================================================

                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Nature of Business  Banro Corporation's (the "Company") business focus is in the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo").

Principles of       The consolidated  financial  statements include the accounts
  Consolidation     of the Company,  its  wholly-owned  subsidiary in the United
                    States, Banro American Resources Inc., and its wholly-owned subsidiaries, Banro Congo Mining SARL, Kamituga Mining SARL,
                    Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining
                    SARL in the Congo.

                    Up to September 30, 2003, the consolidated financial statements also included the accounts of its 93% owned subsidiary, Societe Aurifere du Kivu et du Maniema S.A.R.L. ("Sakima") in the Congo. The Congolese government held the remaining 7% ownership interest of Sakima (Note 1).

Investments         Investments in companies  subject to  significant  influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant     Property,  Plant and Equipment Property, plant and equipment
  and Equipment     is recorded at cost. Amortization is recorded as follows:

                    Office furniture and fixtures - 20% declining balance basis Office equipment - Straight line over four years
                    Vehicles - Straight line over four years
                    Leasehold improvements - Straight line over five years

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================================================================================

                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Foreign Currency    These consolidated financial statements are expressed in the
  Translation       functional  currency of the Company,  United States dollars.
                    For integrated  operations,  monetary assets and liabilities are  translated  at the spot rates of  exchange in effect at the end of the year;  non-monetary  items are  translated at historical  exchange  rates in  effect  on the  dates of the
                    transactions.    Revenues   and   expense   items,    except
                    amortization, are translated at average rates of exchange in effect during the year. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

Deferred            Exploration costs relating to mineral  properties and rights
  Exploration       are  deferred  and  carried as an asset until the results of
  Expenditures      the  projects  are known.  As the Company  currently  has no
                    operational   income,  any  incidental  revenues  earned  in
                    connection  with these  properties  or  related  exploration
                    activities   are  applied  as  a  reduction  to  capitalized
                    exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations.

Stock Options       The Company has a stock option  plan,  which is described in
                    Note  6(d).  During  the  year  the  Company  adopted,  on a prospective  basis,  the fair value method of accounting for stock options  granted to directors,  officers and employees whereby the weighted  average fair value of options  granted is  recorded  as a  compensation  expense  in the  financial statements. Compensation expense on stock options granted to non-employees  is  recorded  as an expense in the period the
                    options  are  vested  using  the  fair  value  method.   Any
                    consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

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================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Financial           Unless otherwise noted, it is management's  opinion that the
  Instruments       Company is not exposed to significant interest,  currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted.

Income Taxes        The asset and liability  method is used to determine  income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.
                    Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax losses are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates    The  preparation  of  consolidated  financial  statements in
                    conformity  with  Canadian  generally  accepted   accounting
                    principles   requires   management  to  make  estimates  and
                    assumptions  that affect the reported  amounts of assets and
                    liabilities  and   disclosures  of  contingent   assets  and
                    liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

1.   Interest in Congolese Subsidiaries

     On July 31, 1998 the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees purporting to, among other things, (a) dissolve Sakima and (b) terminate the Company's mining convention relating to the Company's mineral properties. The Company disputed the validity of the Congolese government actions and vigorously pursued resolution of the disputes through legal procedures.

     On April 18, 2002 the government of the Congo formally signed a settlement agreement with the Company. The agreement calls for, among other things, the Company to hold 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived 30year mining convention. The government of the Congo will retain 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

     On May 30, 2003 the government of the Congo issued Presidential decrees to rescind the July 31, 1998 decrees and to amend the Company's mining convention in accordance with the settlement agreement signed on April 18, 2002.

     On September 30, 2003 the Company wound up the operations of Sakima and will transfer all its shares in Sakima to the government of Congo in accordance with the April 18, 2002 settlement agreement after Sakima's title in the gold deposits is transferred to the Company's new wholly-owned subsidiaries.

     The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

--------------------------------------------------------------------------------

2.   Note Receivable

     The note, receivable from a shareholder of the Company, is secured by a pledge of marketable securities with a market value at December 31, 2003 of $76,425 and bears interest at 4% per annum. The principal and interest accrued thereon is due on November 30, 2004.

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                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

3.   Investments

     (a)  Investment in Nevada Bob's International Inc.

          Effective December 31, 2003 the Company entered into an agreement with Nevada Bob's International Inc. (NBI), a franchisor of golf equipment and apparel, in order to purchase 941,255 common shares of NBI at a price of $0.40 per share or $376,502 in the aggregate, in order to settle an outstanding debt of NBI to the Company of the equivalent amount. The quoted market value of the shares on December 31, 2003 was $0.34 per share or $320,027 in aggregate.

          The investment represents 6.55% of outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost and will be written down only when there has been a loss in value which is other than temporary.

     (b)  Investment in BRC Development Corporation

          The Company owns 3,500,000 common shares,  representing a 40.30% (2002
          - 43.75%) equity interest, in BRC Development Corporation (BRC) with a quoted market value of approximately $3,509,448 at December 31, 2003 (2002 - $333,000). On November 29, 2002 the Company acquired, by way of private placement 1,500,000 common shares of BRC at a price of Cdn. $0.20 per share.

          BRC is a corporation formed under the laws of the Province of Ontario whose principal business is the acquisition and exploration of mineral properties.

          The Company's investment in BRC is summarized as follows:

                                                            2003            2002

           Equity investment, beginning of year        $ 502,968      $ 367,024
           Acquisitions                                        -        192,765
                                                       -------------------------

                                                         502,968        559,789
           Share of equity loss                         (116,731)       (56,821)
           Loss on dilution of interest                   (2,899)             -
                                                       -------------------------

           Equity investment, end of year                383,338        502,968
           Amount due from BRC                           255,099        427,705
                                                       -------------------------

                                                       $ 638,437      $ 930,673
                                                       =========================


          The amount due from BRC is unsecured, non-interest bearing and is due on demand. The fair value of this loan could not be reasonably determined as there is no comparable market data.

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================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

3.   Investments (continued)

     (b)  Investment in BRC Development Corporation (continued)

          BRC's summarized audited balance sheet and income statement for the years ended December 31, 2003 and 2002, converted to US $ at the year end rate of exchange, is as follows:

                                                             2003          2002
                                                      --------------------------
           Assets
              Current assets                          $   59,689     $  100,360
              Investment                               1,016,542      1,287,614
              Mineral properties                         358,309        240,455
              Deferred pre-operating costs                17,340              -
              Property, plant and equipment               57,879         76,109
                                                      --------------------------

                                                       1,509,759      1,704,538
                                                      --------------------------

           Liabilities                                   378,921        577,582
                                                      --------------------------

           Net Equity                                 $1,130,838     $1,126,956
                                                      ==========================

           Income Statement
              Revenue                                 $        2     $       10
              Expenses                                  (340,649)      (150,667)
              Write-off of mineral claims                 (3,169)       (25,263)
                                                      --------------------------

           Net Loss                                   $ (343,816)    $ (175,920)
                                                      ==========================


--------------------------------------------------------------------------------

4.   Property, Plant and Equipment

                                                      Accumulated       Net Book
     December 31, 2003                      Cost     Amortization          Value

     Office furniture and fixtures      $ 18,254      $    12,162       $  6,092
     Office equipment                    114,390           59,235         55,155
     Vehicle                              47,145            2,947         44,198
     Leasehold improvement               105,746           68,735         37,011
                                        ----------------------------------------

                                        $285,535      $   143,079       $142,456
                                        ========================================

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================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

4.   Property, Plant and Equipment (continued)


                                                      Accumulated       Net Book
     December 31, 2002                      Cost     Amortization          Value

     Office furniture and fixtures      $ 18,254      $    10,775       $  7,479
     Office equipment                    103,019           57,039         45,980
     Leasehold improvement               105,746           47,586         58,160
                                        ----------------------------------------

                                        $227,019      $   115,400       $111,619
                                        ========================================

--------------------------------------------------------------------------------

5.   Deferred Exploration Expenditures

     Deferred Exploration

                                                                      Cumulative
                                                                  from inception
                                                         2003      in April 1994
                                                    ----------------------------

     Exploration cost                               $ 318,091     $  16,476,171
     Amortization                                       4,599            35,450
                                                    ----------------------------

     Net expenditure                                  322,690        16,511,621
     Effect of exchange rate change                         -             2,511
                                                    ----------------------------

                                                      322,690        16,514,132
     Write-off                                              -       (16,191,442)
                                                    ----------------------------

     Balance, end of period                         $ 322,690     $     322,690
                                                    ============================

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================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

5.   Deferred Exploration Expenditures (continued)

     Mineral rights

                                                                      Cumulative
                                                                  from inception
                                                         2003      in April 1994
                                                    ----------------------------

     Mineral rights                                 $     -       $   9,681,194

     Write-off                                            -          (9,681,194)
                                                    ----------------------------

     Balance, end of period                         $     -       $           -
                                                    ============================

     Because of the events referred to in Note 1, the mineral rights and deferred exploration expenditures were written off in 2000. For the period ended December 31, 2002 the Company did not capitalize any costs related to the Congo mineral properties.

================================================================================

6.   Share Capital

     (a)  Authorized Share Capital

          Unlimited number of common shares
          Unlimited number of preference shares, issuable in series

     (b)  Issued Share Capital - Common Shares

                                                 2003                    2002
                                      ------------------------   -----------------------
                                       Number of                 Number of
                                          Shares        Amount      Shares        Amount

           Balance -
             Beginning of period       9,886,594  $ 39,173,793   7,472,844  $ 35,996,713
           Exercise of stock options      41,250        23,017      38,750        22,710
           Exercise of warrants          500,000       273,078     425,000       125,502
           Issued during the period            -             -   1,950,000     3,028,868
                                      ------------------------   -----------------------

           Balance - End of period    10,427,844  $ 39,469,888   9,886,594  $ 39,173,793
                                      ========================   =======================


          (i) On January 24, 2002, the Company issued by way of a non-brokered private placement 350,000 units of the Company at a price of Cdn. $0.70 per unit for cash proceeds of Cdn. $245,000 (US $152,886). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.80 for a period of two years.

================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

6.   Share Capital - (continued)

          (ii) On March 25, 2002, the Company completed a non-brokered arm's length private placement of 500,000 common shares of the Company at a price of Cdn. $1.30 per share for cash proceeds of Cdn. $650,000 (US $408,703).

          (ii) On April 22, 2002, the Company completed a non-brokered arm's length private placement of 100,000 units of the Company at a price of Cdn. $1.50 per unit for cash proceeds of Cdn. $150,000 (US $94,067). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $1.80 for a period of two years.

          (iii)On May 21, 2002, the Company completed a non-brokered arm's length private placement of 1,000,000 common shares of the Company at a price of Cdn. $3.65 per share for cash proceeds of Cdn. $3,650,000 (US $2,373,212).

     (c)  Warrants

          The following table summarizes information about warrants outstanding and exercisable at December 31, 2003.

                                               Exercise
                                Number            price
          Date of Grant    Outstanding             Cdn$          Expiry Date

               01/24/02        250,000           $ 0.80           01/24/04
               04/22/02        100,000           $ 1.80           04/22/04
                           ----------------------------

                               350,000
                           ============================

     (d)  Stock Options

          In 2001, the Company established an incentive Stock Option Plan under which nontransferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company to a maximum of 1,900,000 common shares.

          Under this Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at December 31, 2003 the Company had 1,081,500 stock options outstanding to acquire common shares at a weighted-average price of Cdn. $2.06 per share, expiring at various dates between January 2004 and October 2008.

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================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

6.   Share Capital - (continued)

     (d)  Stock Options - (continued)

          The  following  table  summarizes   information  about  stock  options
          outstanding and exercisable at December 31, 2003:

                                         Options outstanding and exercisable
                                         -----------------------------------

                                                      Options
                                        Options    Exercised,
                            Number      granted       Expired        Number       Options     Exercise
               Date    outstanding   during the            or   outstanding   Exercisable        price      Expiry
           of grant    at 12/31/02       period     Forfeited   at 12/31/03   at 12/31/03         Cdn$        date

                                                                                                     $
           01/31/01        396,250       -           21,250         375,000       375,000         0.60    01/31/04
           01/31/01         30,000       -           10,000          20,000        20,000         1.00    01/31/04
           10/12/01         40,000       -              -            40,000        40,000         0.60    10/12/04
           01/08/02        223,000       -           40,000         183,000       183,000         0.80    01/08/07
           04/03/02         25,000       -              -            25,000        25,000         1.70    04/03/04
           04/26/02         30,000       -           20,000          10,000        10,000         3.30    04/26/04
           10/16/03                  168,500                        168,500        42,125         4.00    10/16/08
           10/16/03                   60,000                         60,000        15,000         4.00    10/16/06
           10/29/03                  100,000                        100,000        25,000         4.11    10/29/08
           10/29/03                  100,000                        100,000        25,000         4.11    10/29/06
                     ----------------------------------------------------------------------

                           744,250   428,500         91,250       1,081,500       760,125
                     ======================================================================

          2002

          The weighted average grant-date fair value of 178,000 stock options granted to employees, directors and officers during 2002 was $58,822. No compensation cost was recognized in the income statement for these stock options. Had the fair value of these options been expensed, the loss for the year would be $1,464,540 and the loss per share would be $0.16.

          During 2002, the Company issued a total of 110,000 stock options to consultants and other service providers, of which 10,000 were exercised on January 26, 2002 and 45,000 were exercisable as at December 31, 2002. The weighted average grant-date fair value of these vested stock options was $33,705. This amount was recognized in the income statement as an expense and was credited accordingly to options in the balance sheet.

================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

6.   Share Capital - (continued)

     (d)  Stock Options - (continued)

          2003

          As at December 31, 2003, the weighted average grant-date fair value of 158,625 vested stock options granted to employees, directors and officers was $378,724. This amount was recognized in the income statement as an expense and was credited accordingly to contributed surplus in the balance sheet.

          During the year ended December 31, 2003, a total of 72,500 stock options previously issued to consultants and other service providers vested. The weighted average grant-date fair value of these vested stock options was $93,474. This amount was recognized in the income statement as an expense and was credited accordingly to options in the balance sheet. During the year a total of 50,000 options previously granted to consultants were cancelled. Accordingly an amount of $16,986 relating to these options was transferred to contributed surplus.

          The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following weighted average information:

          (i)  risk-free  interest  rate:  2.54%  (2002 - 2.54%)

          (ii) expected volatility: 118% (2002 - 124%)

          (iii) expected life: 3.74 years (2002 - 4.38 years)

          (iv) expected dividends: $Nil (2002 - $Nil)

     (e)  Earnings (Loss) per Share

          Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2003, amounting to 9,918,786 (2002 - 9,183,681) common shares.

          Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

     (f)  Contributed Surplus

                                                         2003               2002
                                                  ------------------------------

          Stock option compensation               $   502,014        $    29,816
                                                  ==============================

================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

7.   Related Party Transactions

     (a)  Due from Related Parties

          This amount represents advances of $50,596 (2002 - $101,393) due from employees of the Company and advances due from corporations whose directors are also directors of the Company of $nil (2002 - $215,715).

          Included in accounts payable is an amount of $3,018 due to a corporation whose director and sole shareholder is a director of the Company.

          Amounts due from related parties are unsecured, non-interest-bearing and repayable upon demand.

     (b)  Other Transactions

          During the year ended December 31, 2003, a corporation wholly-owned by a director of the Company incurred office and general expenses on behalf of the Company and two other affiliated corporations. The Company's share of these expenses amounted to $70,733 (2002 - $53,986).

          Management fees of $34,256 (2002 - $10,286) were paid to directors of the Company.

          Legal fees of $78,047 (2002 - $98,442) were paid to a law firm of which two partners are also directors of the Company.

          These transactions are in the normal course of operations and are measured at the exchange value.

================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

8.   Income Taxes

     The Company's income tax provision (recovery) for the year ended December 31, 2003 and 2002 have been calculated as follows:

                                                         2003              2002
                                                   -----------------------------
      Net loss for the year                        $  860,982       $ 1,405,718
                                                   =============================

      Combined federal and provincial income
        tax rates                                      36.62%            38.62%
                                                   =============================

      Income tax recovery at Canadian federal
        and provincial statutory rates             $ (315,292)      $  (542,888)

      Losses of subsidiaries not taken for tax         10,817            10,295
      Non deductible amounts expensed                  79,427            43,487
      Losses expired                                  448,949           123,438
      Change in tax rate                               34,973           307,381
      Change in valuation allowance                  (258,874)           58,287
                                                   -----------------------------

                                                   $        -       $         -
                                                   =============================

     The Company's future income tax assets and liabilities at December 31, 2003 and 2002 are summarized as follows:

                                                         2003              2002
                                                   -----------------------------
      Property, plant and equipment                $   35,798       $    20,169
      Other                                            (4,187)                -
      Non-capital losses carried forward            2,044,479         2,314,795
                                                   -----------------------------

      Net future tax asset before valuation
        allowance                                   2,076,090         2,334,964
      Valuation allowance                          (2,076,090)       (2,334,964)
                                                   -----------------------------

      Net future tax asset                         $        -       $         -
                                                   =============================

================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

8.   Income Taxes - (continued)

     As at December 31, 2003, the Company has available tax losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these losses is provided below. These losses will expire as follows:

                2004          $   512,344
                2005            1,204,046
                2006              603,108
                2007              633,293
                2008              781,825
                2009            1,343,572
                2010              582,058
                             -------------
                              $ 5,660,246
                             =============

     A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not. In addition, the Company had capital losses of $28,318,924 (2002 -$23,387,988) which could be used to offset capital gains in future tax periods.

--------------------------------------------------------------------------------

9.   Lease Commitments

     The Company's future minimum lease commitments for office premises as at December 31, 2003 for the following two years are as follows:

                 2004          $ 108,328
                 2005             72,219

     This cost is shared equally with a related company.

--------------------------------------------------------------------------------

10.  Recovery of Legal Fees

     During the year the Company received an amount relating to a court award in a legal case over the ownership of metals inventory.

================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

11.  Contingent Liability

     In March 1999, a Congolese court ruled against Sakima in connection with a claim filed by a South African company for payment of mining consumables supplied to a predecessor company. The claim is in the amount of $537,224 plus $300,000 in damages. There is some uncertainty surrounding the claim and the execution of the judgment at this time. Management does not believe that a liability exists and is pursuing rectification of the judgment in the Congolese Supreme Court. No provision has been made in these financial statements for this claim.

--------------------------------------------------------------------------------

12.  Segmented Reporting

     The Company has one operating  segment:  the  acquisition,  exploration and
     development  of  precious  metal  projects   located   principally  in  the
     Democratic Republic of the Congo.

     Geographic segmentation of capital assets and deferred exploration costs is as follows:

                                                              2003          2002
                                                          ----------------------

     Democratic Republic of the Congo - deferred
        exploration costs                                  $ 322,690   $     -
     Democratic Republic of the Congo - capital assets        68,983         -
     Canada - capital assets                                  73,473     111,619
                                                          ----------------------

                                                           $ 465,146   $ 111,619
                                                          ======================

--------------------------------------------------------------------------------

13.  Subsequent Events

     (a)  Stock Options

     Subsequent to the year end, the Company granted 800,000 additional stock options to acquire common shares of the Company at exercise prices ranging from Cdn. $6.00 to Cdn. $8.20 per share expiring between January 21, 2009 and March 16, 2009.

     (b)  Investment in BRC Development Corporation

     On March 10, 2004 the Company completed a debt settlement transaction with BRC Development Corporation (BRC). Pursuant to this transaction, the Company purchased 244,032 common shares of BRC at a price of Cdn. $1.35 per share, or Cdn. $329,443 in aggregate in order to settle an outstanding debt of the equivalent amount. The Company now owns a total of 3,744,032 common shares representing 41.88% of the issued and outstanding shares of BRC.

================================================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

13.  Subsequent Events (continued)

     (c)  Financing

          On March 30, 2004, the Company completed a private placement (the "Offering") of 2,000,000 common shares at Cdn. $8.00 per share for gross proceeds of Cdn. $16,000,000 (US$ 11,979,203). The net proceeds of the financing will be used to advance the Company's projects in the Democratic Republic of the Congo located within the Twangiza - Namoya gold belt and for general corporate purposes.

          Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") acted as the Company's agent in connection with the Offering. In consideration for its services, the Company paid to the Agent a cash fee equal to 6% of the gross proceeds of the Offering and issued to the Agent 120,000 broker warrants (the "Broker Warrants"). Each Broker Warrant entitles the holder thereof to purchase one common share of the Company at a price of $8.00 per share for a period of one year.